

October 6, 2017

Lisa Conte
Chief Executive Officer and President
Jaguar Health, Inc.
201 Mission Street, Suite 2375
San Francisco, California 94105

   Re: CORRECTED
    Jaguar Health, Inc.
    Registration Statement on Form S-3
    Response dated September 20, 2017
    File No. 333-219736

Dear Ms. Conte:

   We have reviewed your September 20, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2017.

Form S-3 Filed August 4, 2017

General

1. We note your response to prior comment 1 and continue to believe that registering the resale of the shares underlying the Tranche A shares is not appropriate at this time. It does not appear that you have a completed private placement for the following reasons:

    • Nantucket does not have investment control over the shares as the Investor Rights Agreement requires them to sell the shares if the offer price is above the minimum share price amount; and
     • They must surrender 50% of their remaining shares if the Hurdle Amount is

achieved.

Additionally, while the consideration surrendered in exchange for the Tranche A shares was fixed at the time of the agreement, the agreement contemplated a surrender of shares remaining unsold at the time the Hurdle Amount is met. In effect, this provision results in Nantucket having paid a higher price per share for the shares it was able to sell. Therefore, it is not clear how you were able to determine that the Tranche A shares are non-assessable.

2.   We note your response to prior comment 2. Given that the resale is being used to satisfy the company's debt obligations and Nantucket is obligated to sell Tranche A shares if a potential purchaser offers a specified minimum price, it appears that the Nantucket is acting as a conduit for the company. As a result, this appears to be an indirect primary offering on behalf of the company. Since you are not eligible to conduct a primary offering on Form S-3 in reliance on General Instruction I.B.1 of Form S-3, please file a pre-effective amendment to this registration statement on a form which you are eligible to use for a primary offering, identify Nantucket as an underwriter, and disclose the price at which it will sell shares of your common stock.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jeffrey Gabor at (202) 551-2544 or Christopher Edwards at (202) 551-6761 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Michael Lee